UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Helias LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      New York

      Date of organization
      July 17, 2017

Physical address of issuer
7982 New La Grange Road, #6, Lyndon KY, 40222

Website of issuer
https://www.heliasoils.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered

Crowd Note

Target number of Securities to be offered

N/A

Price (or method for determining price)

Determined in conjunction with a broker-dealer.

Target offering amount

$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$500,000

Deadline to reach the target offering amount

December 7, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,768	$0
Cash & Cash Equivalents	$2,768	$0
Accounts Receivable	$0	$0
Short-term Debt	$663	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(5,495)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 8, 2018

Helias LLC

HELIAS

Up to $500,000 of Crowd Notes

Helias LLC ("Helias", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 7, 2018.. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by December 7, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 7, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.heliasoils.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/helias

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Helias LLC is a New York Limited Liability Company, formed on July 17, 2017.

The Company is located at 7982 New La Grange Road, #6, Lyndon KY, 40222.

The Company's website is https://www.heliasoils.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/helias and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Minimum investment amount per investor	$1,000
Offering deadline	December 7, 2018
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 14, 16, 17 and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently had only $7,600 in cash balances as of August 31. This equates to approximately two months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The company has generated minimal revenue to date, and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose its clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The Company forecasts project roughly 774% growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive essential oils space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The company currently obtain components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Vini Trambadia and Robert D'Ambrosio. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We do not currently hold any intellectual property and we may not be able to obtain such intellectual property. Our ability to obtain protection for our intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that we may not have been the first to make the inventions. We have not conducted any formal analysis of the "prior art" in our technology, and the existence of any such prior art would bring the novelty of our technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact our ability to successfully prosecute our IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect our ability to obtain such protection. Even if we are able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to ours. It is also possible that the intellectual property rights of others will bar us from licensing our technology and bar us or our customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by our competitors on the basis that they are otherwise invalid or unenforceable.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA has noted that the Company has incurred losses of approximately $5,495 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not yet formed a formal Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have an employment contract in place with Vini Trambadia, the CEO, or Robert D'Ambrosio, the CFO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. Although many of the typical provisions covered in an employment agreement are the subject of the Operating Agreement, there is still a risk that if either Vini or Rob were to leave Helias, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred units, and if no preferred units have been issued, then shares of Company's common units. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred units. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Essential oils are one of the fastest growing natural solutions, but we believe there is no brand focused on selling essential oils to solve the issues that are facing 20-35 year olds in a way that resonates with them. We have identified three of the biggest problems in the market--Quality, Education and Branding--and their solutions.

Quality
- Problem: The current marketplace is full of brands using impure or fake essential oils
- Solution: Helias oils are 100% pure essential oils. Each batch of Helias oils is guaranteed for its purity by an independent chemist. Every bottle can be traced back to its certificate of authenticity.

Education
- Problem: Millennials are interested in natural solutions but don't know where to start. They walk down an aisle of oils but feel overwhelmed with the number of products without education on how to use them.
- Solution: Helias oils educates guests about the benefits that matter most to them, delivered in a clear and simple way on the back of each oil itself.

Branding
- Problem: Major brands do not speak directly to those in their 20s and 30s, leaving them feeling alienated and intimidated. Brands project wellness to be an all or nothing phenomenon in a way that is serious and intimidating.
- Solution: Helias offers a modern and approachable brand voice along with artful packaging, delivering an inclusive culture for its guests.

Helias guarantees 100% pure, high-quality essential oils. We source our oils from all over the world, selecting from countries with an ideal climate and natural resources to grow the highest quality product. Each batch of essential oil is approved and authenticated by our chemists and receives a certificate of authenticity for purity.

Business Plan
We are delivering high quality, pure essential oils with an educational voice, approachable and thoughtful designs, and in a fun way to millennial and Gen Z guests. We believe this is a currently underserved market, and that we can serve it through own digital experience and with strategic wholesale partners to build brand awareness . There is an

opportunity to build a wellness ecosystem with a brand that makes natural healing more attainable through education and engagement with our digital experience.

Our products are as follows:

- Four hand-crafted, specialized blends of 100% pure essential oils curated for modern-day living; Sleep, Calm, Passion, Energy
- Eight hand-picked single oils; Lavender, Cedarwood, Wild Orange, Eucalyptus, Clary Sage, Patchouli, Rosemary, and Vetiver
- Two carrier oils; Almond and Jojoba
- One aromatherapy diffuser
- Selling Channels: We are currently focused on Heliasoils.com and select wholesale partners (Urban Outfitters & Saks Fifth Avenue).

Ways to use essential oils
- Diffusing using a diffuser
- Using it as a natural beauty / hair product enhancer by diluting it with carrier oil.
- Creating a massage oil by mixing essential oils with a carrier oil.
- Applying it in the shower and/or bath for skin and aromatic benefits.
- Using it as a natural cleaning agent.
- Many more.

Product Roadmap

- Phase II: Variation of current selection (Planned)
  - Hemp Oil (CBD, non THC formula)
  - Travel sized roll-ons for essential oils on the go
  - Shower mists / Linen mists for ease of application
  - Larger selection of single oils
- Phase III: Skin / Hair / Beauty (Planned)
  - Narrowing focus on skin / hair / beauty serums with essential oils with high AUR
  - Hair thickening and growth oil
  - Skin brightening oil
  - Anti-aging oil
  - Body moisturizing oil

The Company's Products and/or Services

Product / Service	Description	Current Market
Essential Oils	High-quality and pure essential oils without chemicals, synthetic fragrance, oils, or fillers.	Individual purchasers of essential oils as well as resellers and distributors.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are U.S. essential oils market.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87699541	Essential oils; Essential oil blends; Essential oil roll-ons for	HELIAS	November 28, 2017	1B	United States

personal use; Body oils; Skin oils; Beauty serums; Non-medicated hair serums; Reed diffusers comprised of scented oils, et al.						

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
PR/Events/Print	26%	26%	26%
Digital Marketing	45%	45%	45%
Supply Chain	17%	17%	17%
Administrative	12%	12%	12%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Vini Trambadia	CEO	- Helias, CEO, Sept. 2017 - Present: Manage Sales and Growth Strategy, Own PR and Marketing management including strategy and implementation, Oversee Product Development creation and creative , Manage the website development and optimization - Bluefly, Consultant, Mar. 2017 - Jan. 2018: Managed Bluefly during a 6 month period of the absence of CEO, Successfully transitioned and integrated new CEO into his roles and

		responsibilities, Created and implemented a holiday pop up strategy. ● Trinity Limited, Group Director or Merchandise Planning, Jan. 2015 - Jun. 2016: Developed and established best in class merchandise planning system (TM1) to maximize profitable growth for the business, Established and developed a team of senior managers and mangers to efficiently manage the daily operations, Providing strategy and financial management support to the CEO.
Robert D'Ambrosio	CFO	● Helias, CFO/COO, Sept. 2017 - Present: Organizing Supply Chain function to set up foundation and Production Scheduling, Establishing Finance Function, including chart of accounts, budgeting process and review, Overseeing corporate sales structure and operationalizing product life cycle ● lululemon, Manager of Company Planning, Jul. 2015 - May 2018: Project Manager for a companywide margin improvement initiative targeting 300bps of gross margin improvement, Completed the 5-Year financial plan that was approved by the Board of Directors and adopted in the strategic vision , managed and supported the investor relations strategy for over a year, including all road show presentations and quarterly conference calls

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 contract employees in Kentucky.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	100	Yes	N/A	100%	

The Company has the following debt outstanding: None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Vini Trambadia and Robert D'Ambrosio.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Vini Trambadia	Common Units	50%
Robert D'Ambrosio	Common Units	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Helias LLC was established on October 30, 2107 under the laws of the State of New York, and headquartered in New York, New York. The Company is currently split into two selling segments: Direct-to-Consumer & Wholesale. Specifically, the Company currently has two Wholesale Customers Urban Outfitters and Saks Fifth Avenue which combined have generated approximately $17,000 in revenue as of August 31, 2018, representing ~83% of the Company's volume.

With respect to margins, the Company projects that it will have negative operating margin in year 1 to year 2, but that it will achieve positive operating margins by their third year. The Company expects that this will be supported by gross margins which they anticipate will be 70%+ for direct to consumer sales and 50%+ for wholesale sales, resulting in a desired blended margin in the 60% range.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $7,600 in cash on hand as of August 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy. In particular, the Company intends to invest in digital marketing, branding, and PR to drive sales growth.

In terms of prior capital contributions and liquidity: the owners of the Company have previously contributed capital into the Company. As of December 31, 2017, Vini Trambadia has contributed $3,600 into the Company and Robert D'Ambrosio has contributed $4,000 into the Company for a total of $7,600 in member contributions. The owners of the Company have not received any distributions as of December 31, 2017.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred units sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred units, and if no preferred units have been issued, then shares of the Company's common units.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the number of units the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a membership unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into membership units.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of

the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Vini Trambadia
_____
(Signature)

Vini Trambadia
_____
(Name)

Principal Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vini Trambadia
_____
(Signature)

Vini Trambadia
_____
(Name)

Member and CEO
_____
(Title)

10/8/18
_____
(Date)

/s/ Robert D'Ambrosio
_____
(Signature)

Robert D'Ambrosio
_____
(Name)

Member and CFO
_____
(Title)

10/8/2018
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Helias, LLC

A New York Limited Liability Company

Financial Statements (unaudited) and

Independent Accountants' Review Report

For the Period of July 17, 2017 (Inception) to December 31, 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To Management
Helias, LLC
Lyndon, KY

We have reviewed the accompanying financial statements of Helias, LLC ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, members' equity (deficit), and cash flows for the period of July 17, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Helias, LLC relies heavily on outside sources to fund operations, has significant accumulated deficits, and lacks significant history of positive results of operations. Accordingly, substantial doubt is raised about Helias, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

September 21, 2018

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Helias, LLC
Balance Sheet
(unaudited)

		December 31, 2017
Current assets:		
Cash and cash equivalents	$	2,768
Total current assets		2,768
Total assets	$	2,768
Liabilities:		
Accounts payable and accrued expenses	$	663
Total current liabilities		663
Total liabilities		663
Member's Equity:		
Member contributions		7,600
Accumulated deficit		(5,495)
Total members' equity		2,105
Total liabilities and member's equity	$	2,768

Helias, LLC
Statement of Operations
(unaudited)

	July 17, 2017 (Inception) through December 31, 2017
Sales, net	$ -
Cost of sales	-
Gross margin	-
Expenses:	
Advertising	2,421
General and administrative	1,824
Professional services	1,250
Total operating expenses	5,495
Net income (loss)	$ (5,495)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Helias, LLC
Statement of Changes in Members' Equity
(unaudited)
For the Period from July 17, 2017 (Inception) to December 31, 2017

	Contributions	Distributions	Accumulated Deficit	Total Member's Equity
Balance - July 17, 2017 (Inception)	$ -	$ -	$ -	$ -
Partner contributions	7,600			7,600
Net Loss			(5,495)	(5,495)
Balance - December 31, 2017	$ 7,600	$ -	$ (5,495)	$ 2,105

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Helias, LLC

Statement of Cash Flows

(unaudited)

	July 17, 2017 (Inception) through December 31, 2017
Cash flows from operating activities:	
Net loss	$ (5,495)
Change in assets and liabilities	
Accounts payable and accrued expenses	663
Net cash used in operating activities	(4,832)
Cash flows from financing activities:	
Partner contributions	7,600
Net cash provided by financing activities	7,600
Net increase in cash	2,768
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 2,768
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature and Continuance of Operations

Helias, LLC ("the Company") is a New York limited liability company that was formed on July 17, 2017. The Company is headquartered in Lyndon, Kentucky.

The Company is an essential oil company that sells pure, high-quality oils.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period of July 17, 2017 (inception) to December 31, 2017, the Company recognized $2,421 in advertising costs.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or

See accountants' review report and accompanying notes to the financial statements.

6

liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective ownership percentage. Therefore, no provision for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the State of Kentucky, as applicable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $25,000 by FDIC. As of December 31, 2017, the Company had $2,768 in cash.

Cost of Goods Sold/Inventory

The Company purchases oils to make the Company's essential oil products based on received purchase orders and estimated sales. The cost to acquire these products, store them, and production costs are expensed as cost of goods sold in the period the associated final goods are delivered to the customer/distributor. The Company uses the first in first out method for inventory tracking and as of December 31, 2017, the Company had $0 in inventory. Inventory is recorded at the lower of cost or market.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $5,495 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBERS' EQUITY

The owners of the Company have contributed capital into the Company. As of December 31, 2017, Vini Trambadia has contributed $3,600 into the Company and Robert D'Ambrosio has contributed $4,000 into the Company for a total of $7,600 in member contributions. The owners of the Company have not received any distributions as of December 31, 2017.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 21, 2018, the day these financial statements were available to be issued and has determined that the following are subsequent events. One partner withdrew his 33.33% interest in Helias, LLC on August 1, 2018 and sold his assigned interest to the remaining two partners.

EXHIBIT C
PDF of SI Website



Invest in Helias Oils

Pure essential oils providing natural solutions to life's daily stresses

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$1,000	**$4,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Helias Oils is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Helias Oils without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

› Helias is entering a $6B+ global essential oils marketplace projected to grow nearly 10% year over year.

› Helias has launched with notable customers that include Urban Outfitters and Saks Fifth Avenue.

› Helias has recorded revenues of $17K+ since launching in July through their wholesale relationship with Urban Outfitters.

› Founders Vini Trambadia and Robert D'Ambrosio have deep industry experience in retail, product development, and supply chain management, having worked for corporations like Lululemon, Li & Fung, and Saks Fifth Avenue.

Fundraise Highlights

› Total Round Size: US $500,000

› Raise Description: Seed

› Minimum Investment: US $1,000 per investor

› Security Type: Crowd Note

› Valuation Cap: US $4,000,000

› Target Minimum Raise Amount: US $300,000

› Offering Type: Side by Side Offering

Helias' mission is to provide uncomplicated and natural solutions to life's daily stresses.

PROFILE MENU

Essential oils are one of the fastest growing natural solutions, but we believe there is no brand focused on selling essential oils to solve the issues that are facing 20-35 year olds in a way that resonates with them. We have identified three of the biggest problems in the market--Quality, Education and Branding--and their solutions.

Quality

- Problem: The current marketplace is full of brands using impure or fake essential oils

- Solution: Helias oils are 100% pure essential oils. Each batch of Helias oils is guaranteed for its purity by an independent chemist. Every bottle can be traced back to its certificate of authenticity.

Education

- Problem: Millennials are interested in natural solutions but don't know where to start. They walk down an aisle of oils but feel overwhelmed with the number of products without education on how to use them.

- Solution: Helias oils educates guests about the benefits that matter most to them, delivered in a clear and simple way on the back of each oil itself.

Branding

- Problem: Major brands do not speak directly to those in their 20s and 30s, leaving them feeling alienated and intimidated. Brands project wellness to be an all or nothing phenomenon in a way that is serious and intimidating.

- Solution: Helias offers a modern and approachable brand voice along with artful packaging, delivering an inclusive culture for its guests.

Helias guarantees 100% pure, high-quality essential oils. We source our oils from all over the world, selecting from countries with an ideal climate and natural resources to grow the highest quality product. Each batch of essential oil is approved and authenticated by our chemists and receives a certificate of authenticity for purity.

Pitch Deck



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Product & Service

We are delivering high quality, pure essential oils with an educational voice, approachable and thoughtful designs, and in a fun way to millennial and Gen Z guests. We believe this is a currently underserved market, and that we can serve it through own digital experience and with strategic wholesale partners to build brand awareness . There is an opportunity to build a wellness ecosystem with a brand that makes natural healing more attainable through education and engagement with our digital experience.

Our products are as follows:

1. Four hand-crafted, specialized blends of 100% pure essential oils curated for modern-day living; Sleep, Calm, Passion, Energy

2. Eight hand-picked single oils; Lavender, Cedarwood, Wild Orange, Eucalyptus, Clary Sage, Patchouli, Rosemary, and Vetiver

3. Two carrier oils; Almond and Jojoba

4. One aromatherapy diffuser

Selling Channels: We are currently focused on Heliasoils.com and select wholesale partners (Urban Outfitters & Saks Fifth Avenue).

Ways to use essential oils

- Diffusing using a diffuser
- Using it as a natural beauty / hair product enhancer by diluting it with carrier oil.
- Creating a massage oil by mixing essential oils with a carrier oil.
- Applying it in the shower and/or bath for skin and aromatic benefits.
- Using it as a natural cleaning agent.
- Many more.

Testimonials

"Must try! These oils are amazing. Lavender is my absolute favorite of the essential oils. Great in the diffuser. I also pair it with the jojoba carrier for body use. Big fan of this product, the selection is great and the ingredients are quality and pure!" - Guest from Washington DC

"A touch of Provence at home. Put in your diffuser or bath- an escape to a faraway place in your busy day!" - Guest from Kentucky

"Most potent essential oils I've ever tried, I also love the beautiful packaging and the glass dropper. It helps me be accurate when I'm measuring the amount of oil."- Guest from California

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Product Roadmap

Phase II: Variation of current selection (Planned)

1. Hemp Oil (CBD, non THC formula)
2. Travel sized roll-ons for essential oils on the go
3. Shower mists / Linen mists for ease of application
4. Larger selection of single oils

Phase III: Skin / Hair / Beauty (Planned)

1. Narrowing focus on skin / hair / beauty serums with essential oils with high AUR
2. Hair thickening and growth oil
3. Skin brightening oil
4. Anti-aging oil
5. Body moisturizing oil

Gallery





Base Product.

Team Story

Highlights

Overview

Products&Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

Helias founders Robert D'Ambrosio and Vini Trambadia met six years ago while working together at Saks Fifth Avenue in New York City. Both longtime advocates of holistic health and healing practices, the pair immediately bonded over their shared passion for plant-derived natural remedies. It's no wonder they became fast friends, as each recognizes the powerful reparative and restorative properties of essential oils.

After years spent employing essential oils as an efficacious cure-all — to treat everything from stomach aches to acne — the duo recognized another commonality: disenchantment with and disconnection from the companies manufacturing their favorite fix. Aromatherapy brands either take themselves too seriously or skew too New Age "woo-woo." Some peddle subpar products, while others prove prohibitively expensive.

Failing to identify a relatable brand to match their standards, discovering these industry-wide shortcomings served as a lightbulb moment, revealing a viable business opportunity. The two concluded that consumers deserve better, and that elevating essential oils from fringe to mainstream means not only improving ingredients, but also demystifying the messaging and modernizing the marketplace — through approachable information, aspirational aesthetics and attainable price points.

With these established sensibilities, Helias was born. Rooted in a commitment to inclusive wellness culture, Vini and Rob set out to create an authentic, artful, and accessible brand boasting 100% pure essential oils of the highest quality. Offering proprietary aromatic essence blends formulated to deliver superior spirit, mind and body benefits, and featuring a thoughtfully designed diffuser perfectly at home amid contemporary interiors, Helias is poised to become the fun and friendly go-to solution for achieving harmony and balance — naturally.

Founders and Officers

Vini Trambadia
CO-FOUNDER/CEO

Developed product strategy and helped build branding strategy while at Li&Fung Retail in Hong Kong, spanning US, Europe and APEC.

Managed a global merchandise planning team while living in Hong Kong, overseeing offices in New York, London, Paris and Hong Kong.

Created and implemented a concession business strategy at Saks Fifth Avenue, growing business from 6% of total revenue to 15% in 3 years.

Led a team through a successful launch of new product category at Target.

Favorite Oil: Clary Sage, the scent instantly puts me in a better mood, it's my go to natural perfume.

Robert D'Ambrosio
CO-FOUNDER/CFO

Project managed successful 300 bps gross margin recovery project for lululemon

Created and managed lululemon 5-year strategic plan financials along with investor relations strategy and investor presentations

Helped develop, hire and organize Saks private label at Saks Fifth Avenue Off Fifth

Supported the raise and renegotiation of a $500M ABL credit line and a $210M convertible debt & equity raise for Saks Fifth Avenue

Develop strategy and budget for Saks Fifth Avenue first store in Canada

Favorite Oil: Energy Blend, I use it throughout the day to wake me up.

Q&A with the Founder

Q:
Can you describe your typical customer/user profile?

Helias Oils: Confirmed: This guest is educated on essential oils, has been using them in his/her life, is extremely well versed on benefits, ways of use, etc. Most important element to him/her is quality of essential oils. He/she prefers natural solution for themselves and their families' everyday problems such as acne, sleep aids, beauty, etc. This guest is typically their early 40s to mid 60s. Their household income is between $65K to $100K. They shop at their local farmers markets, co-ops, they use Facebook as their main social media platform.

Interested: This guest is curious about natural resources for their everyday problems. They know they want more natural and whole resources but is confused or uninterested by the current essential oil brands. Education and branding is very important to them. They're trendy, want to proudly display the products they're using on their shelves, sharing on social media, etc. and they are also interested in learning more about essential oils in a way that resonates with them. They're into fitness and health. This guest is typically their early 20s to mid to late 30s. Their household income is between $40K to $80K. They shop at Whole Foods/Trader Joe's for their groceries, they use Instagram as their main social media platform.

Q:
What do you view as your competitive advantages?

Helias Oils: Helias represents an approachable, fun and educational brand voice with artful designs and purest oils in the market; a void in today's marketplace.

Q:
How would you summarize your business and business model?

Helias Oils: We are delivering high quality, pure essential oils with educational voice, approachable and thoughtful designs in a fun way to the millennial and gen Z guest that is currently underserved in the marketplace through strategic wholesale partners to build brand awareness and our own digital experience. There is huge opportunity to build a wellness ecosystem with a brand that makes natural healing more attainable through education and engagement with our digital experience.

Q:
What is your customer acquisition strategy?

Helias Oils: We have a dual customer acquisition approach initially heavily targeted at acquiring new guests in years 1-2 and retaining those guests with our loyalty program. The focus will turn to growing into new segments and retention in our long-term plan. The funds from this raise will be heavily targeted at new guest acquisition through optimization of SEO/SEM/Adwords etc.

Q: What are your strategic partnerships and their nature?
Helias Oils: We are currently selling in Urban Outfitters, participating in their monthly beauty events. We have an order on deck with Saks Fifth Avenue for October in store. We are working on being a part of the Dream Hotels intimacy kit and being featured in their weekly events.

Q:
What do you view as your potential exit opportunities?

Helias Oils: Likely acquirers could be P&G or L'Oreal, we think they could leverage our unique positioning to help speak to the younger guest in a market they are not currently in, while providing the highest quality product that fits their ethos.

PROFILE MENU
Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000
Maximum Raise Amount:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Helias has set an overall target minimum of US $300,000 for the round, Helias must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Helias's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Admin
Product Development
Inventory
Supply Chain Optimization
Advertising/PR
Digital Marketing

If Maximum Amount Is Raised


Admin
Product Development
Inventory
Supply Chain Optimization
Advertising/PR
Digital Marketing

Investor Perks

First 100 investors:

- 1 choice single essential oil

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

💬 0 comments

❓ FAQs

✉ SeedInvest

$2,000 or more

- 2 choice single oils

- 1 carrier oil

- Tips from founders on various uses of oils.

$5,000 or more

- All four signature blends (Sleep, Calm, Passion, Energy)

- Diffuser

- Tips from founders on various uses of oils.

$25,000 or more

- Full product assortment

- Dinner with the Helias team in NYC

- Quarterly Access to update conference call

- Gift set including a diffuser and oils to give as a gift (or keep for yourself)

$100,000 or more

- Same benefits as $25,000, plus:

- Private access to Quarterly calls with Helias executive team

- Monthly Updates

- Trip for 2 to NYC and 2 days with Helias team including accommodations, full day of activities with Helias executive team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Helias LLC was established on October 30, 2107 under the laws of the State of New York, and headquartered in New York, New York. The Company is currently split into two selling segments: Direct-to-Consumer & Wholesale. Specifically, the Company currently has two Wholesale Customers——Urban Outfitters and Saks Fifth Avenue——which combined have generated approximately $17,000 in revenue as of August 31, 2018, representing ~83% of the Company's volume.

With respect to margins, the Company projects that it will have negative operating margin in year 1 to year 2, but that it will achieve positive operating margins by their third year. The Company expects that this will be supported by gross margins which they anticipate will be 70%+ for direct to consumer sales and 50%+ for wholesale sales, resulting in a desired blended margin in the 60% range.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $7,600 in cash on hand as of August 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy. In particular, the Company intends to invest in digital marketing, branding, and PR to drive sales growth.

In terms of prior capital contributions and liquidity: the owners of the Company have previously contributed capital into the Company. As of December 31, 2017, Vini Trambadia has contributed $3,600 into the Company and Robert D'Ambrosio has contributed $4,000 into the Company for a total of $7,600 in member contributions. The owners of the Company have not received any distributions as of December 31, 2017.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



(In millions) U.S. essential oil growth projection. Source: https://www.grandviewresearch.com/press-release/us-essential-oil-market-analysis

Helias represents an approachable, fun, and educational brand with artful designs and pure oils, which we view as a void in today's marketplace.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Helias appeals to two types of guests:

1. Essential oil users who are educated on quality, benefits, and types of use.
2. People who care about natural solutions, but are not quite sure where to start.

According to Grand View Research, the U.S. essential oil market is projected to reach USD 7.34 billion by 2024, with an average CAGR of 9%. In particular, the essential oils market is expected to increase over a variety of verticals, from food & beverage, medical, spa & relaxation, and cleaning & home, among others. The aromatherapy segment is expected to account for over 25% of the revenue by 2024, with an anticipated CAGR of 9.2% from the years 2014 to 2024.

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently had only $7,600 in cash balances as of August 31. This equates to approximately two months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The company has generated minimal revenue to date, and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose its clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The Company forecasts project roughly 774% growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive essential oils space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The company currently obtain components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Vini Trambadia and Robert D'Ambrosio. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We do not currently hold any intellectual property and we may not be able to obtain such intellectual property. Our ability to obtain protection for our intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that we may not have been the first to make the inventions. We have not conducted any formal analysis of the "prior art" in our technology, and the existence of any such prior art would bring the novelty of our technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact our ability to successfully prosecute our IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect our ability to obtain such protection. Even if we are able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to ours. It is also possible that the intellectual property rights of others will bar us from licensing our technology and bar us or our customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by our competitors on the basis that they are otherwise invalid or unenforceable.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA has noted that the Company has incurred losses of approximately $5,495 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not yet formed a formal Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have an employment contract in place with Vini Trambadia, the CEO, or Robert D'Ambrosio, the CFO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. Although many of the typical provisions covered in an employment agreement are the subject of the Operating Agreement, there is still a risk that if either Vini or Rob were to leave Helias, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Helias Oils

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Helias Oils. Once Helias Oils accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Helias Oils in exchange for your securities. At that point, you will be a proud owner in Helias Oils.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Helias Oils has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Helias Oils does not plan to list these securities on a national exchange or another secondary market. At some point Helias Oils may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Helias Oils either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Helias Oils's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Helias Oils's Form C. The Form C includes important details about Helias Oils's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

PROFILE MENU

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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Q&A with Founder

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EXHIBIT D

Investor Deck

HELIAS

Investor Deck



Energy
HELIAS
Calm
HELIAS
Passion
HELIAS
Sleep
HELIAS

Disclaimer

This presentation contains offering materials prepared solely by Helias without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.





HELIAS



Team







Co-Founder & CEO

- Developed brand strategy and product strategies while at Li&Fung Retail in Hong Kong, spanning US, Europe and APEC.
- Managed the global merchandise planning team while living in Hong Kong, overseeing offices in New York, London, Paris and Hong Kong.
- Created and implemented the concession business strategy at Saks Fifth Avenue, growing business from 6% of total revenue to 15% in 2.5 years.
- Led a team through the successful launch of new product category at Target.
- Favorite Oil: Clary Sage, the scent instantly puts me in a better mood, it's my go to natural perfume.



Co-Founder & CFO

- Project managed successful 300 bps gross margin recovery project for lululemon.
- Created and managed lululemon 5-year strategic plan financials along with investor relations strategy and investor presentations.
- Helped develop, hire and organize Saks private label at Saks Fifth Avenue Off Fifth.
- Supported the raise and renegotiation of a $500M ABL credit line and a $210M convertible debt & equity raise for Saks Fifth Avenue.
- Develop strategy and budget for Saks Fifth Avenue's first store in Canada.
- Favorite Oil: Energy Blend, I use it throughout the day to wake me up.





Problem



Essential oils are one of the fastest growing natural solutions, but there is no brand focused on selling essential oils to solve the issues that are facing 20-35 year olds in a way that resonates with them. We have identified the problem in the current market and issues that matter most to our guests.

<u>Market</u>

- Quality- The current marketplace is full of brands using impure or fake essential oils.

- Education- Quality essential oils have many benefits; however, major brands are not educating guests on types and ways to use oils.

- Branding- Major brands are not speaking directly to guests in their 20s and 30s, leaving them feeling left out or intimidated.

<u>Guest</u>



Lack of Sleep



Anxiety



Low Libido



Fatigue

- 71% of millennials wake up worrying about something at least three nights a week.

- 20% of the US population has suffered from anxiety.

- Millennials are having less sex than any generation in 60 years- driven by stress, independence, career, porn and environmental factors.

- Millennials nicknamed the tired generation are having the hardest time with fatigue and exhaustion.

Solution

Delivering fun, uncomplicated, and natural solutions to life's daily problems with pure essential oils



Market

- Quality- We sell pure essential oils, made with oils sourced from ideal locations for each oil.

- Education- We deliver clear and simple education to our guests with the benefits that matter most to them.

- Branding - Our modern, artful packaging along with an approachable brand voice delivers an inclusive culture for our guest.

Guest



Sleep

Calm

Passion

Energy

- Lavender - Cedarwood Sleep Blend designed to help you sleep better so you can wake up feeling rested and refreshed.

- Vetiver - Rosemary Calm Blend designed to help reduce anxiety and increase focus.

- Patchouli - Clary Sage Passion Blend designed to help increase libido and add passion into your life.

- Eucalyptus-Wild Orange Energy Blend designed to help you feel energetic and reduce fatigue.





Current assortment 15 SKUS



Categories:









	Sleep	Calm	Passion	Energy
Blends	Sleep Blend	Calm Blend	Passion Blend	Energy Blend
Single Oils	Lavender Cedarwood	Vetiver Rosemary	Patchouli Clary Sage	Eucalyptus Wild Orange
Carrier Oils	Jojoba		Almond	
Diffuser	Ceramic Diffuser			

































Products:

Differentiation

Why enter the marketplace?

Helias represents an approachable, fun and educational brand voice with artful designs and purest oils in the market; a void in today's marketplace.



Helias appeals to two types of guests:

1. Essential oil users who are educated on quality, benefits, and types of use

2. People who care about natural solutions, but are not quite sure where to start

Traction

Strategic confirmed partnerships with Urban Outfitters and Saks Fifth Avenue to gain brand equity, credibility and introduce brand to a large and diverse demographic.

URBAN OUTFITTERS

- Confirmed orders* for 6 locations in New York City, San Fransisco and Los Angeles and Online (Direct), in store/online first week of July.

- After 8 weeks of selling, increasing points of distribution of 100+ stores.*

- Fun and young association.

- Established wellness guest who is up for trying new things.

- Price conscious due to age.



- Confirmed orders* for direct and 4 TBD locations, in store/online first week of October.

- Helias will be set up to reorder every 10 days.*

- Helias assists SFA's overall strategy to introduce bring in younger, high earning potential, wellness guest.

- Luxury and high quality association.

- No price resistance.

Terms of roll-outs are verbal agreements and have not yet been solidified. Discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.



Market Strategy



1. DTC: Establish strong direct to consumer (DTC) presence at www.heliasoils.com

2. Wholesale: Leverage two large wholesale accounts with Urban Outfitters and Saks Fifth Avenue

3. Local: Fill in markets with local community presence to hit multiple touch points for our guests.

4. Experiences: cent experiences to connect with our guest in new and unique ways to build our network of loyal guests for future growth

Framework:

DTC

Wholesal
URBAN OUTFITTERS

Saks Fifth Avenue

Local:

| Yoga Studios | Salons/Barbers | Meditation Studios |
| Boutiques | Spas | Art |

Experience

| Hotels | Residential | Events | Fitness |

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

HELIAS

Market Strategy (heliasoils.com)



HELIAS

Essential Oils   Garlic Oils   Diffuser   Shop All

100% Pure Essential Oils

SHOP NOW

Best Sellers

Lavender Oil
$20

Calm Oil
$35

Passion Oil
$35

Energy Oil
$35

HELIAS

Almond Oil
$25

Ways to use:

Team tips:

Good to know:

You'll also love these

Sleep Oil

Calm Oil

Passion Oil

Follow us on IG @HeliasOils

Let's be friends!

SUBSCRIBE

Current market size and growth

KEY INSIGHTS

In 2018, the US essential market is valued at $3.36B, forecasted to reach $7.34B by 2023.

2018 Global essential oil market accounted for **$5.9B**

Other
24%
Young Living
36%
Art Naturals
1%
Saje
10%
dOterra
29%

2023 Global essential oil market is forecasted to reach **$12.9B** CAGR of 11.7%





Young Living
14%
dOterra
11%
Saje
4%
Opportunity
71%

*Sources: Reuters & Grand View Research.



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Market Competition

TOP COMPETITION

Brands	Strengths	Weaknesses
Young Living	Strong connection to guest through MLM, good quality oils, trusted by their guests for quality	Weak social media, insular, high price points pushing guests to buy into MLM pricing
dōTERRA	Strong connection to guest through MLM, good quality oils, trusted by their guests for quality	Weak social media, insular, high price points pushing guests to buy into MLM pricing
Vitruvi	Entry level price points, Approachable branding with thoughtful design	Sub par quality oils, small offering, distribution issues being in Canada
Saje	More educational, entry level price points, retail footprint	"hippy" brand voice, sub par quality oils
Art Naturals	Started as an essential oil brand, pivoted into skincare / haircare (higher AUR)	Poor quality product

Top competitors segmented with largest players lacking distinctiveness, leaving opportunity to create a mainstream brand with retail distinctiveness.



Mainstream

Young Living — $1.5B

dōTERRA — $1.2B

$200M

Art Naturals
Vitruvi
Saje

TTL: $3.0B

$ Billions USD

Aspirational



Market Competition



PRICE COMPETITION

Helias	doterra	Young living	Vitruvi	Saje
Lavender 100% Pure Essential Oil HELIAS 0.5 fl oz. | 15 mL	dōTERRA Lavender Lavandula angustifolia 15 mL	Young Living LAVENDER	S13 Certified Organic La Lavender VITRUVI 100% Pure Essential Oil	Saje NATURAL WELLNESS lavender high grade 100% pure essential oil
$20	$28	$31.91	$18	$21.50











This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Market: Sales Volume


UNCONVENTIONAL
ASPIRATIONAL
DISTINCTIVENESS
Vitruvi
$10M
Saje
$400M
HELIAS
CENTRALITY / POPULARITY
Art Naturals
$30M
Plant Therapy
$15M
Eden's Garden
$15M
Young Living
$1.5B
dOterra
$1.2B
PERIPHERAL
MAINSTREAM
KEY:
Wellness Space
Natural Beauty Space
Essential Oil Space

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



Supply Chain

OBJECTIVE

Establish distribution center in Louisville, Kentucky and a factory with a capacity to reach 150,000 units per month by Summer 2019.

Why Louisville?

- UPS world port located in Louisville, low costs for shipping DTC
- Low living costs and low minimum wage
- Access to low cost factory space for expansion

TIMELINE

Summer 2018

- Finished goods DC
  - 3rd party bottle filler/Kentucky
  - Packaging/Asia
  - Bottles/Kentucky
  - Essential oils/Kentucky
- Capacity 20,000 units/monthly

Fall 2018

- Finished Goods DC
- Hire 2 employees
- Capacity 80,000/monthly

Winter 2018

- Transition to full auto line
- Hire 3 employees
- Move into 3,0000 Sq. ft. factory
- Capacity 120,000/monthly

Summer 2019

- Increase factory efficiency
- Capacity 150,000/monthly

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


Energy
HELIAS
HELIAS
Passion
HELIAS
HELIAS

Business Model

Product

Delivering purest quality oils in the market in a relatable, educational and fun manner.

15 SKUs → 30+ SKUs

Channels

Reach our guest through Helias DTC site, wholesale locations at Urban Outfitters & Saks Fifth Avenue and strategic popups.

83% WS → 53% DTC

Guest Focus

Build community through scent experiences in target markets like NYC and LA, and a loyalty program that encourages engagement.

1k members → 500k members

Social Mission

Give back to the communities we impact through local programs.

3 partners → 200+ partners

All #'s based on end of year 1 to end of year 3 plan. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Financial Highlights

Strong topline growth driven initially by wholesale channel, with a shift to DTC (Product Margin of 80%) in Year 3 leading to increased EBIDTA growth in the long term plan

	Year 1	Year 2	Year 3	3 YR CAGR
Total Revenue	$332k	$2.3M	$5.0M	508%
GM%	63.9%	68.6%	72.7%	8.9% Expansion
EBIDTA %	(8.6%)	(1.0%)	10.1%	18.6% Expansion
# of Wholesale Doors	50	150	200	133%
DTC Growth	$160k	$1M	$3M	595%




Financial Ask



KEY METRICS (projected)

504% 3 year
Sales CAGR

$29 AUR
$6 AUC
79%IMU

$720 / year
spend per loyal
guest

ASK

Convertible note

TOP USES

Increase marketing
efforts for social / PR,
build an influencer
community

Fund digital marketing
and developmental
enhancements for
HeliasOils.com

Automate Helias
distribution center for
efficiency and potential
secondary revenue





HELIAS





Product expansion

Phase II:

variation of current selection

1. Hemp Oil (CBD, non THC formula).

2. Travel sized roll-ons for essential oils on the go.

2. Shower mists / Linen mists for ease of application.

4. Larger selection of single oils.

Phase III:

skin / hair / beauty

1. Narrowing focus on skin / hair / beauty serums with essential oils with high AUR.

2. Hair thickening and growth oil.

3. Skin brightening oil.

4. Anti-aging oil.

5. Body moisturizing oil.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E
Video Transcript

EXHIBT E VIDEO TRANSCRIPT

Helias Funding Video

Vini: There is a shift happening in today's culture, more and more people are rejecting chemicals and are looking towards nature to solve their everyday problems.

Rob: … We are the founders of Helias Oils, your natural solutions to life's daily problems.

Vini: Robert and I met at Saks Fifth Avenue and connected instantly over our passion for wellness, meditation, and natural solutions.

Vini: After years of using essential oils and loving, they became a part of our lives, yet we felt completely disconnected from the brands that sold them.

Rob: Most essential oils brands in the market either take themselves too seriously or feel too alternative, and some you could tell the quality wasn't great, and others were way too expensive.

Vini: Realizing these industrywide shortcomings, we discovered a market opportunity. People deserve better, a brand that brings essential oils to mainstream through clear education, beautiful packaging, that's perfect in any setting, affordable prices and the best quality of oils you can find in the marketplace. means not only improving ingredients, but also demystifying the message and modernizing the marketplace — through approachable information, aspirational aesthetics and attainable price points.

Rob: Rooted in a commitment to build an inclusive wellness culture, we set out to create an authentic, artful, and accessible brand that delivers pure essential oils of the highest quality.

Vini: We have developed our products categories and our signature blends to address the four biggest stressors in our guests' lives: Calm, sleep, energy and passion: sometimes no other brand is doing in the marketplace.

Rob: We love our guests, and everything we've created is with our guests in mind. Our signature blends are no different. We're the generation with the highest anxiety levels and getting the least amount of sleep, which has led to less energy and less sex than any generation in the last 60 years. We are here to address these stressors with pure essential oils.

Vini: There's a huge opportunity in the marketplace and this investment will allow us to reach our target market. We see an opportunity to grow 500% annually over the next 3 years with revenue projected at $800k in our first full year and strong margins. We know that Helias will become an integral part of our guests' wellness routine, and we're so excited about this journey, we hope you will join us.